EXHIBIT 21.1

Subsidiaries of the Registrant

The subsidiaries of ZAGG Inc (the “Registrant”) as of March 15, 2012, are listed below:

Subsidiary Name	Ownership	Jurisdiction

ZAGG Europe Limited	100%	United Kingdom
ZAGG Intellectual Property Holding Company, Inc.	100%	United States
ZAGG International Distribution Limited	100%	Ireland
ZAGG Retail, Inc.	100%	United States
iFrogz Inc.	100%	United States
iFrogz Europe SAS	100%	France
HzO, Inc.	37%	United States